Exhibit 99.95

CONSENT OF WILLIAM FEYERABEND

The undersigned hereby consents to the use of the undersigned’s name and information derived from the Technical Report titled “Technical Report on the Mojave Lithium Property, San Bernardino County, California, USA” dated September 13, 2016 with an effective date of September 13, 2016, which is included in, or incorporated by reference into, the registration statement on Form 40-F of Standard Lithium Ltd. being filed with the United States Securities and Exchange Commission.

/s/ William Feyerabend
William Feyerabend
Date: June 30, 2021